EXHIBIT 4.10
January 20, 1997



Mr. Steve Pickens                      VIA:  Fax (415-331-1212)
Ally Capital Corporation
2330 Marinship Way, Suite 300
Sausalito, California 94965

RE:  Prepayment of Equipment Lease

Dear Steve:

With respect to our letter agreement of December 18, 1996 ("Agreement") for prepayment of the Equipment Lease, please sign where indicated below to evidence Ally's agreement, on behalf of the Lessors, that it will not dispose of Electrosource common stock in a fashion that will result in a credit of less than $1.00 per share, and that if the stock price drops to $1.00 or less, the Agreement shall automatically be rescinded and the stock returned to Electrosource. Electrosource will, under such circumstances, remain responsible for all balances due under the lease agreement and the letter agreement of December 18, 1996 that may remain at such time as whatever stock remains unsold is returned. This is necessary because Electrosource's par value per share of stock is $1.00 and the Company must receive at least that much in value for the shares to be fully paid and non-assessable. The current market price is approximately $5.12 per share.

If you have any questions, please call. Thank you for your cooperation and early consideration of this letter.

Very truly yours,


    /s/
James M. Rosel
Vice President Finance
and General Counsel

JMR:sdl
cc:  Bret Van Earp

      AGREED TO on behalf of ALLY CAPITAL CORPORATION on this the 21st day of January, 1997.


By:         /s/
     Stephen M. Pickens
Its: Vice President